1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 5, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/05/03:	Discharge of Representative of Juristic Person Director
99.02	Announcement on 2023/05/05:	New appointment of Chairman
99.03	Announcement on 2023/05/05:	Chairman and CEO of Chunghwa Telecom Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Discharge of Representative of Juristic Person Director

Date of events: 2023/05/03

Content:

1.
Date of occurrence of the change: 2023/05/03

2.
Name of legal person: Ministry of Transportation and Communications

3.
Name of the previous position holder: Chi-Mau Sheih

4.
Resume of the previous position holder: Chairman and director of Chunghwa Telecom Co., Ltd.

5.
Name of the new position holder: None

6.
Resume of the new position holder: None

7.
Reason for the change: Discharge

8.
Original term (from __________ to __________): from 2022/05/27 to 2025/05/26

9.
Effective date of the new appointment: N/A

10.
Any other matters that need to be specified: Effective from May 5th, 2023

EXHIBIT 99.02

New appointment of Chairman

Date of events: 2023/05/05

Content:

1.
Date of the board of directors resolution or date of occurrence of the change: 2023/05/05

2.
Position (Please enter chairperson or president/general manager): Chairman

3.
Name of the previous position holder: Chi-Mau Sheih

4.
Resume of the previous position holder: Chairman of Chunghwa Telecom Co., Ltd.

5.
Name of the new position holder: Shui-Yi Kuo

6.
Resume of the new position holder: Chairman of Chunghwa Telecom Co., Ltd.

7.
Circumstances of change (Please enter ”resignation”, ”dismissal”, ”term expired” , ”job relocation”, ”severance”, ”retirement”, ”death” or ”new appointment”): new appointment

8.
Reason for the change: The 2nd extraordinary meeting of the 10th board approved the by-election of the chairman.

9.
Effective date of the new appointment: 2023/05/05

10.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.03

Chairman and CEO of Chunghwa Telecom Co., Ltd.

Date of events: 2023/05/05

Content:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): CEO

2.
Date of occurrence of the change: 2023/05/05

3.
Name, title, and resume of the previous position holder: Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd.

4.
Name, title, and resume of the new position holder: Shui-Yi Kuo, Chairman and CEO of Chunghwa Telecom Co., Ltd.

5.
Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): new replacement

6.
Reason for the change: The 2nd extraordinary meeting of the 10th board approved that the chairman serves as the CEO of Chunghwa Telecom Co., Ltd. concurrently.

7.
Effective date: 2023/05/05

8.
Any other matters that need to be specified: None